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17018663

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52628

IUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nanes, Delorme Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Seventh Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci 732-2414686
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name - *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exe[mption. See Section 240.17a-]5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nanes, Delorme Capital Management LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
PATRICIA VALDES
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Feb. 5, 2018

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Nanes, Delorme Capital Management LLC
250 Park Avenue, Seventh Floor
New York, NY 10177

We have audited the accompanying statement of financial condition of Nanes, Delorme Capital Management LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nanes, Delorme Capital Management LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company had losses from operations. If the losses continue it raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this situation are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 28, 2017

NANES, DELORME CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

NANES, DELORME CAPITAL MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NANES, DELORME CAPITAL MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	1,004
Total assets	$	1,004
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	8,240
Total liabilities		8,240
Commitments and Contingencies (Notes 3 and 5)		
Capital (Note 6)		(7,236)
Total liabilities and member's capital	$	1,004

See accountants' report and notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Statement of Significant Accounting Policies:

Organization:

Nanes, Delorme Capital Management, LLC (A Limited Liability Company), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. It offers investment advice and execution services to the general public.

Concentration of Risk:

As of December 31, 2016, the Chase bank statement indicated a balance of $1,004. This amount is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2016.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

The FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2016, up through the date that the financial statements were available to be issued on February 28, 2017.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

1. Statement of Significant Accounting Policies: (continued)

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization. However, the company is liable for New York City unincorporated business tax. For the year ended December 31, 2016, there was no tax due.

Leases:

The company executed a month to month lease with Nanes Balkany Management, LLC, a related party, for a rental of $100 per month.

2. Net Capital Requirements:

Nanes, Delorme Capital Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, Nanes, Delorme Capital Management, LLC (A Limited Liability Company) had a net capital deficiency of $(7,096). There were no adjustments for non-allowable assets. Nanes, Delorme Capital Management, LLC (A Limited Liability Company)'s net capital ratio was (1.14) to 1.

3. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

NANES, DELORME CAPITAL MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2016

4. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

5. Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2016 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. A member has pledged any additional support to the Company to enable it to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 28, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.